November 20, 2014	Erika L. Robinson

By EDGAR Transmission	+1 202 663 6402 (t)
+1 202 663 6363 (f)
erika.robinson@wilmerhale.com

United States Securities and Exchange Commission

Division of Corporation Finance

450 F. Street, N.W.

Washington, D.C. 20549

Attn: Gabriel Eckstein

Re:	TechTarget, Inc.

Registration Statement on Form S-3

Filed November 10, 2014

File No. 333-200080

Ladies and Gentlemen:

On behalf of TechTarget, Inc. (the “Company”), set forth below is the response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-200080) (the “Registration Statement”) filed by the Company with the SEC on November 10, 2014, as set forth in the Staff’s letter dated November 18, 2014 (the “Letter”). The response is keyed to the numbering of the comment in the Letter and the heading used in the Letter. The response is based on information provided to us by representatives of the Company.

Selling Securityholders, page 8

1.	Please tell us whether the entities in your table are broker-dealers or affiliates of broker-dealers. A selling stockholder registered as a broker-dealer who did not receive its securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Response:

The Company advises the Staff that the selling stockholders named in the Registration Statement are not broker-dealers. TCV VI, L.P. (a sister fund to TCV V, L.P.) and TCV Member Fund, L.P. collectively own in excess of

U.S. Securities and Exchange Commission

November 20, 2014

25% (but less than 50%) of TradingScreen, Inc., which in turn owns in excess of 75% of TradingScreen Brokerage Services, LLC, a FINRA member. Jay Hoag is a member of Technology Crossover Management VI, L.L.C., which is the general partner of TCV VI, L.P. and a general partner of TCV Member Fund, L.P. TCV Member Fund, L.P.’s interest in TradingScreen, Inc. represents less than 10% of the equity securities of TradingScreen, Inc. Each selling stockholder purchased, at various dates in 2001, 2003 and/or 2004, the shares to be resold pursuant to the Registration Statement in the ordinary course of business. Each selling stockholder believes it is not an affiliate of a broker-dealer. In any event, no selling stockholder had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the securities.

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If you require additional information, please contact me at the telephone number indicated on the first page of this letter or Molly Fox of this firm at (617) 526-6812.

Yours very truly,

/s/ Erika L. Robinson

Erika L. Robinson

cc: Greg Strakosch, Chief Executive Officer, TechTarget, Inc.